January 14, 2020

Irene Getty
Chief Financial Officer
Peptide Technologies, Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108

       Re: Peptide Technologies, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 24, 2019
           File No. 000-53230

Dear Ms. Getty:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2019

Item 9A. Controls and Procedures, page 24

1.    Please amend your Form 10-K to provide all disclosures required by Item
308 of
      Regulation S-K. As required by Item 308(a)(2), provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Pursuant to Item 308(a)(3), provide management's conclusion regarding the effectiveness of your internal control over financial reporting, including a statement as to whether or not internal control over financial reporting was effective. We remind you that management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 9A, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs
      1,2,4 and 5.
 Irene Getty
Peptide Technologies, Inc.
January 14, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker,
Staff Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameIrene Getty                             Sincerely,
Comapany NamePeptide Technologies, Inc.
                                                          Division of
Corporation Finance
January 14, 2020 Page 2                                   Office of Life
Sciences
FirstName LastName